Filed Pursuant to Rule 433
Registration No. 333-138376-01
November 17, 2006
Pricing Term Sheet

Issuer:	Federated Retail Holdings, Inc.
Guarantor:	Federated Department Stores, Inc.
Size:	$1,100mm
Title:	5.900% Notes due 2016
Maturity:	December 1st, 2016
Coupon:	5.900%
Price to Public:	99.932% of face amount
Yield to maturity:	5.909%
Spread to Benchmark Treasury:	1.300%
Benchmark Treasury:	UST 4.625% due November 15, 2016
Benchmark Treasury Spot and Yield:	100-4 4.609%
Interest Payment Dates:	December 1st and June 1st, commencing on June 1st, 2007

Redemption Provisions:
Make-Whole Call:	Any time at the greater of 100% and the treasury rate plus 20 basis points.

Trade Date:	November 17th, 2006
Settlement Date:	November 29th, 2006 (T+7)
CUSIP:	314275 AA 6
Denominations	$2,000 x $1,000
Ratings:	Baa1 (negative) / BBB (stable) / BBB+ (negative)
Underwriters:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Piper Jaffray & Co.
Wells Fargo Securities, LLC
Fifth Third Securities, Inc.
BNY Capital Markets, Inc.
Williams Capital Group, L.P.
The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC collect at 212-325-2000 or J.P. Morgan Securities Inc. collect at 212-834-4533.